Exhibit (a)(5)(ii)

FOR IMMEDIATE RELEASE

Monster Announces Expiration and Final Results of Tender Offer

for its 3.50% Convertible Senior Notes due 2019

WESTON, Mass., December 5, 2016 — Monster Worldwide, Inc. today announced the final results of its offer to repurchase (the “Repurchase Offer”) any and all of its outstanding 3.50% Convertible Senior Notes due 2019 (the “Notes”), which expired at 5:00 p.m., New York City time, on December 2, 2016 (the “Expiration Time”). Monster has accepted for purchase $91,231,000 aggregate principal amount of Notes, or approximately 68.2% of the outstanding Notes, that were validly tendered and not properly withdrawn at or prior to the Expiration Time.

The trustee, tender agent, paying agent and conversion agent with respect to the Notes is Wilmington Trust, National Association. The information agent for the Repurchase Offer is MacKenzie Partners, Inc.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL THE NOTES.

About Monster Worldwide

Monster Worldwide, Inc. is a global leader in connecting people to jobs, wherever they are. For more than 20 years, Monster has helped people improve their lives with better jobs, and employers find the best talent. Today, the company offers services in more than 40 countries, providing some of the broadest, most sophisticated job seeking, career management, recruitment and talent management capabilities. Monster continues its pioneering work of transforming the recruiting industry with advanced technology using intelligent digital, social and mobile solutions, including our flagship website Monster.com® and a vast array of products and services. For more information visit www.monster.com/about.

For further information:

For Holders:

MacKenzie

(212) 929-5500 (Call Collect)

(800) 322-2885 (Call Toll-Free)

tenderoffer@mackenziepartners.com

For Media:

Matt Anchin

(212) 351-7528

matt.anchin@monster.com